12 November 2004                         Page 1 of 1
                            Press release

                      [Letterhead of Sanitec Corporation]




Sphinx Investigated by the European Commission

The European Commission published in the evening of November 11 a statement regarding its launch of investigations relating to allegedly suspected cartel arrangements between some manufacturers and importers of taps, mixers, showerheads and other bathroom fittings in Austria, Belgium, Germany, Italy and the Netherlands.

None of the Sanitec Group companies and business units were the subject of this inspection, with the only exception of Koninklijke Sphinx B.V. in the Netherlands. The offices of Sphinx in Maastricht were visited by the representatives of the Commission on November 10, relating to alleged cartel arrangements in the bathroom fittings market in the Netherlands. Sphinx manufactures and sells ceramic sanitary ware in the Benelux area. It is not a manufacturer of taps, mixers or other bathroom fittings which are the subject matter of this inspection, but has acted as a small scale importer. In accordance with Sanitec's established policies, Sphinx has rendered the representatives of the Commission its full assistance and co-operation.

Sphinx became part of the Sanitec Group in 2000. Sanitec maintains a strict groupwide policy of adherence to all applicable antitrust and competition laws, and Sphinx and Sanitec are unaware of any alleged unfair trade practices.


FOR MORE INFORMATION, PLEASE CONTACT:

Sanitec Corporation

Timo Lehto
Executive Vice President & CFO
Tel. +358 9 7095 402 Mobile +358 50 2756 timo.lehto@sanitec.com



SANITEC IS A EUROPEAN MULTI-BRAND GROUP THAT DESIGNS, MANUFACTURES AND MARKETS BATHROOM CERAMICS AND BATH AND SHOWER PRODUCTS. THE GROUP IS BASED AROUND LOCALLY WELL KNOWN BRANDS, WHICH HAVE STRONG POSITIONS AND DEEP ROOTS IN THE BATHROOM BUSINESS, AND IS WELL POSITIONED AS A LEADING EUROPEAN PROVIDER FOR BATHROOM SOLUTIONS.

IN 2003, SANITEC'S NET SALES AMOUNTED EUR 951.1 MILLION. THE GROUP EMPLOYS AROUND 7,300 PEOPLE, MAINLY IN EUROPE. THE 29 PRODUCTION PLANTS ARE LOCATED MAINLY IN EUROPE WHEREAS THE SALES AND MARKETING NETWORK OPERATES WORLD-WIDE.